SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS 1 Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 924, dated April 06 through 13, 2022. DEL-040, dated April 13, 2022. DEL-041, dated April 13, 2022.

CERTIFICATE

MINUTES OF THE 924th MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Company Registration ID) No. 53300000859/CNPJ (Corporate Taxpayer ID) No. 00001180/0001-26

It is hereby certified, for all due intents and purposes, that the 924th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held on April 06, 2022, at 07:20 p.m., and had is closure recorded at 08:03 p.m. of April 13, 2022. The meeting occurred exclusively virtually, with the collection of votes through the specific platform of the ATLAS Governance Portal. Director RUY FLAKS SCHNEIDER (RFS) virtually took the chairmanship of the meeting, and cast his vote electronically. Directors RODRIGO LIMP NASCIMENTO (RLN), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), JERÔNIMO ANTUNES (JEA), MARCELO DE SIQUEIRA FREITAS (MSF), ANA SILVIA CORSO MATTE (ASM), FELIPE VILLELA DIAS (FVD), ANA CAROLINA TANNURI LAFERTE MARINHO (ALM), and BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) participated virtual and cast their votes electronically. There is no record of absences. RESOLUTION: DEL-040, dated April 13, 2022. Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies – version 2.0. RES 121, dated March 30, 2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, and grounded on Executive Board’s decision, on statement issued by the Audit and Risk Committee created by the Articles of Incorporation – CAE at its 246th meeting held on April 12, 2022, on statement issued by the Strategy, Governance and Sustainability Committee under the Articles of Incorporation – CEGS in its 21st meeting held on April 12, 2022, on the supporting material and the documents hereunder: Executive Board Resolution No. 121, dated March 30, 2022; Executive Board Report DF No. 014, dated March 30, 2022; Executive Summary DFR No. 006, dated April 06, 2022; RESOLVED: 1. to approve the Policy for Disclosure of Material Information and Information on Securities Trading of Eletrobras Companies – version 2.0, according to the draft attached to RES-121, dated March 30, 2022; 2. to approve the revocation of the Policy for Disclosure and Use of Material and Trading Information – version 1.0, dated November 28, 2018; 3. to appoint the Chief Financial and Investor Relations Officer as responsible for the accomplishment and follow-up of the Policy provided for in item 1 above; 4. to determine that the CEO – PR and the Governance, Risks and Compliance Department – DC will adopt the necessary measures to internalize this policy in the Eletrobras companies, in keeping with the provisions in item 3.3.1 of the Matrix Policy of Policies and Regulation of the Eletrobras Group. 5. to determine that the Financial and Investor Relations Department – DF, through the Superintendent’s Office of Investors Relations – DFR, the CEO – PR, the Governance, Risks and Compliance Department – DC, the Governance Office of the Board of Directors – CAAS and the General Secretariat – PRGS adopt, each within its own scope, the necessary measures to comply with the Resolution. Deliberation Quorum: Unanimity. DEL-041, dated April 13, 2022. Amendment to the Common and Preferred Share Deposit Agreements. RES 130, dated April 04, 2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, and grounded on Executive Board’s decision, on statement issued by the Audit and Risk Committee created by the Articles of Incorporation – CAE at its 246th meeting held on April 12, 2022, on the supporting material and the documents hereunder: Executive Board Resolution No. 130, dated April 04, 2022; Executive Board Report DF No. 016, dated April 04, 2022; Executive Summary DFR No. 005, dated April 05, 2022; RESOLVED: 1. to approve, according to the minutes attached to RES-130/2022, the execution

CA/CAAS 2 Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 924, dated April 06 through 13, 2022. DEL-040, dated April 13, 2022. DEL-041, dated April 13, 2022.

and registration of the First Amendment (common shares) to the Second Amendment and Consolidation of the Deposit Agreement, to be entered into between the company and Citibank, N.A, and of the First Amendment (preferred shares) to the Second Amendment and Consolidation of the Deposit Agreement, to be entered into between the company and Citibank, N.A; 2. condition the registration of the documents mentioned in item 1 above, with the SEC and through Form F-6, to the launch of the Public Offering provided for in Law No. 14,182/21 and in the Resolution of the Board of the Investment Partnership Program No. 203 , of 10.19.2021, as amended by CPPI Resolution No. 221, of 12.29.2021; 3. to determine that the Financial and Investor Relations Department – DF, through the Superintendent’s Office of Investors Relations – DFR, the CEO – PR, the Governance, Risks and Compliance Department – DC, the Governance Office of the Board of Directors – CAAS and the General Secretariat – PRGS adopt, each within its own scope, the necessary measures to comply with the Resolution. Deliberation Quorum: Unanimity. Deliberation Quorum: Unanimity. This certificate is issued and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Directors of Eletrobras.

Rio de Janeiro, April 25, 2022.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.